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[SAPIENS LOGO]



        FOR ADDITIONAL INFORMATION
        Lauri Hanover                      John W. Heilshorn, Jr./Jody Burfening
        Chief Financial Officer            Lippert/Heilshorn &
        Sapiens International              Associates Inc.
        Tel:  +1-877-554-2426              Tel: +1-212- 838-3777
                 +972-8-938-2701
        E-mail: lauri.h@sapiens.com        E-mail: jody@lhai.com
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                     SUDAMERICA LE MANS AIE CHOOSES SAPIENS
                      TO IMPLEMENT EURO TRANSITION PROJECT

Research Triangle Park, NC--September 5, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that SudAmericaVida y Pensiones and Le Mans Seguros, the Spanish subsidiaries of two of the most important insurance companies in Europe and South America, has chosen Sapiens to manage the changeover of SudAmerica's IT host systems to the single European currency.

The project, which is scheduled for completion by September 2001, includes the scanning, analysis and conversion of the company's IT system components, using Sapiens EuroMigration(TM), the premier system-wide solution for euro conversion. The Sapiens team will work with SudAmerica on all business as well as technical aspects of the project, including the identification of SudAmerica's business needs, the delineation of the scope of the project and the planning, coordination and implementation of all functional and technical aspects of the euro transition effort.

Commenting on the project, Mr. Rafael Fernandez Herrero, SudAmerica Le Mans MIS, said: "Sapiens has recognized that a project of this scope and length requires a high level of commitment in order to allow our employees to maximize their dedication to business critical tasks and to enable the expansion of companies in the group. Further, Sapiens' professional team allows us to continue day-to-day business functions during the transition and adaptation to the euro. Sapiens has shown us that they have the best professionals, technology and methodology for this kind of project, as well as the flexibility to manage exceptions and problems. The availability of the Sapiens Global Services will also ensure rapid project delivery and allow smooth transition to the euro."

Mr. Yaakov Essoudry, Managing Director, Sapiens Spain, added: "We are delighted to have been selected as SudAmerica's vendor for their euro conversion challenge, and we look forward to working with SudAmerica on future IT challenges. This project represents a breakthrough for Sapiens in the Spanish market, where we are experiencing an increased demand for our solutions and are in the process of expanding our operations."


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About SudAmerica Le Mans:

SudAmerica Le Mans Insurance Group is composed of SudAmericaVida y Pensiones, and Le Mans Seguros, two large companies that offer a large range of products and services in the market of particulars, collectives and firms in Spain.

The group is part of two big international firms, the international Mutuelles du Mans Assurances, which has an important presence in the French insurance marketplace, and SudAmerica, a leading company in Brazil, which has a large presence in the South American marketplace.

The group is well positioned in the marketplace of life insurance, accidents and social pension funds for collectives. The Group is a member of the international pool IGP in Spain.

SudAmerica Le Mans' results last year confirm the clear growth and expansion in the Spanish insurance marketplace.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.